Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

OraSure Technologies, Inc.:

We consent to the use of our reports dated March 11, 2008, with respect to the balance sheets of OraSure Technologies, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated by reference herein.

Our report dated March 11, 2008, on the financial statements refers to the adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

/s/ KPMG LLP

Philadelphia, Pennsylvania

May 21, 2008